ISPECIMEN INC.

8 Cabot Road, Suite 1800

Woburn, MA 01801

July 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Nicholas O’Leary/Margaret Sawicki

Re:	iSpecimen Inc.
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-286958

Ladies and Gentlemen:

Reference is made to our letter, dated July 10, 2025, in which we requested acceleration of the effective date of the above referenced Registration Statement to 4:30 PM Eastern Daylight Time on July 14, 2025. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

iSpecimen Inc.

By:	/s/ Robert Lim
Robert Lim
Chief Executive Officer